December 11, 2018

BY ELECTRONIC SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
Washington, DC 20549

Re: Monopar Therapeutics Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017, Filed March 26, 2018
File No 000-55866

Ladies and Gentlemen:

Accompanying this letter for filing on behalf of Monopar Therapeutics Inc. (the “Company”) by way of electronic submission is Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, originally filed on March 26, 2018, Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, originally filed on May 11, 2018, Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, originally filed on August 9, 2018, and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, originally filed on November 9, 2018. The following addresses the comments of the Staff of the Commission with respect to the Annual and Quarterly Reports listed above, as conveyed in a letter dated December 3, 2018.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibits

1.
The suggested revisions have been made to the Annual and Quarterly Reports listed above. Beginning with the 2018 Form 10-K, we will include certification 4(b) and include the reference to the Exchange Act definition of ICFR in the introductory language of certification 4 in all subsequent Forms 10-K and 10-Q.

Please direct any questions or comments regarding the forgoing to the undersigned.

Sincerely,

/s/ Robert K. Rupp

Robert K. Rupp